Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

March 12, 2014

VIA EDGAR CORRESPONDENCE

Mses. Ashley Vroman-Lee and Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (File Nos. 033-02659, 811-04556)
Transamerica Series Trust (File Nos. 033-00507, 811-04419)
(each, a “Registrant” and collectively, the “Registrants”)

Dear Mses. Vroman-Lee and Rossotto,

On behalf of the Registrants, we are filing this letter to respond in writing to the Staff’s comments on the preliminary filing of the Notice of Meeting, Joint Proxy Statement, and Proxy Cards (collectively, the “Proxy Statement”) (Accession Numbers: 0001193125-14-047992 and 0001193125-14-047997, respectively) with the Securities and Exchange Commission (the “Commission”) on February 12, 2014 relating to Transamerica Multi-Manager Alternative Strategies Portfolio, Transamerica Opportunistic Allocation, Transamerica Asset Allocation – Conservative VP, Transamerica Asset Allocation – Moderate VP, Transamerica Asset Allocation – Moderate Growth VP, Transamerica Asset Allocation – Growth VP, Transamerica International Moderate Growth VP, Transamerica Multi-Manager Alternative Strategies VP, Transamerica ING Conservative Allocation VP, Transamerica ING Moderate Growth Allocation VP and Transamerica ING Balanced Allocation VP (each, a “Fund” and collectively, the “Funds”), each a series of a Registrant. The Staff’s comments were conveyed to the Registrants by telephone on February 24, 2014.

The Staff noted that all comments given applied individually to each of the Funds, as applicable.

Below are the Staff’s comments on the Proxy Statement with respect to the Funds and the Registrants’ responses thereto.

1.	Comment: Please confirm that all omitted, blank, bracketed or otherwise missing information will be included in the Definitive Proxy Statement filing.

Response: The Registrants so confirm.

2.

Comment: Please provide supplementally the total cost that Transamerica Asset Management, Inc. (“TAM”), the Funds’ investment adviser, will bear with respect to the Proxy Statement. Please explain supplementally how the Registrants’ board of directors (the “Board” or “Board Members”) arrived at this dollar amount or split with the Funds.

Response: TAM will bear approximately $135,000 of the costs related to the Proxy Statement. The Registrants note that this amount represents an even split of the proxy-related costs of approximately $270,000 with the Funds. Based on TAM’s recommendation, the Board concluded that this arrangement would be fair and equitable to both TAM and the Funds, each of which are expected to benefit as a result of the proposals. In particular, the Board considered that the new Sub-Advisory Agreements are being proposed as a result of the internal restructuring of operations at TAM and Aegon USA Investment Management, LLC (“AUIM”), which is expected to consolidate and strengthen the resources available to the Funds’ portfolio managers, which will benefit Fund shareholders. As noted in the “Questions and Answers” section of the Proxy Statement, the Funds’ portion of the costs will be allocated pro rata among the Funds on the basis of net assets, except when direct costs can reasonably be attributed to particular Funds.

3.

Comment: The Staff noted that funds whose shares are held by variable annuity and/or variable life insurance separate accounts cannot rely on the “Notice and Access” procedures for proxy delivery. The Staff requested confirmation that full copies of the Proxy Statement will be provided to shareholders of such funds.

Response: Transamerica Series Trust acknowledges that the funds that are series of Transamerica Series Trust whose shares are held by variable annuity and/or variable life insurance separate accounts cannot rely on “Notice and Access” and the Proxy Statement will be mailed to shareholders of such funds.

4.

Comment: Pursuant to Item 22(c)(14) of Schedule 14A, please disclose the amount of any fees paid by each Fund to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund, other than under the investment advisory contract or for brokerage commissions, if any. Please further state whether such services will continue to be provided after the sub-advisory agreement is approved.

Response: The Registrants have made revisions consistent with the Staff’s comment.

5.

Comment: Pursuant to Item 22(c)(1)(iii) of Schedule 14A, please disclose the aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Funds to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year, if any.

Response: The Registrants have made revisions consistent with the Staff’s comment.

6.	Comment: Please revise disclosure to clarify that there will be no change in operating expenses.

Response: The Registrants have made revisions consistent with the Staff’s comment.

7.	Comment: Pursuant to Item 22(c)(9) of Schedule 14A, please disclose the amount that the adviser would have received had the proposed fee been in effect.

Response: The Registrants have made revisions consistent with the Staff’s comment.

8.

Comment: The Staff noted that the “Board Considerations” section of the Proxy Statement includes the statement “A discussion followed that included consideration of these and other matters.” Please explain what “other matters” were deliberated on by the Board and, if material, please detail such matter. If they were not material, please clarify the current disclosure.

Response: The Registrants note that the Board did not deliberate on any “other considerations” other than those described in the current disclosure. The Registrants believe that the current disclosure provides a complete and accurate discussion of the material factors that formed the basis for the Board’s recommendation that shareholders approve the sub-advisory agreement. Accordingly, no revisions have been made in response to the Staff’s comment.

9.

Comment: Pursuant to Item 22(a)(3)(v) of Schedule 14A, please disclose any purchases or sales of securities of AUIM or its parents, or subsidiaries of either, since the beginning of the most recently completed fiscal year by any Board Member.

Response: There have not been any purchases or sales of securities of AUIM or its parents, or subsidiaries of either, since the beginning of the most recently completed fiscal year, by any Board Member and the Registrant believes the current disclosure is consistent with the requirements of Schedule 14A.

10.	Comment: The Staff requests further clarification as to what actions the Board may recommend if the shareholders do not approve one or more of the proposed Sub-Advisory Agreements.

Response: In response to this comment, the Registrants have added the following statement to the “Conclusion” in the Board Considerations” section of each Proposal: “In the event that Shareholders do not approve the Proposal, the Board will determine the appropriate course of action with respect to the management of the Fund.”

11.	Comment: Please provide the assets under management of AUIM.

Response: The Registrants have made revisions consistent with the Staff’s comment.

12.

Comment: The Staff noted that the Board Members, including a majority of the independent Board Members, found that the appointment of AUIM as sub-adviser is in the best interests of each Fund and its shareholders and does not involve a conflict of interest from which TAM or AUIM derive an inappropriate advantage. Please detail the controls that are in place to ensure any conflicts of interest are minimized.

Response: As a fiduciary, TAM seeks to ensure that that a sub-adviser change is in the best interest of the portfolio and its shareholders. TAM has adopted policies and procedures to identify and prevent conflicts of interest and utilizes a robust sub-adviser monitoring and selection process in which all potential sub-advisers go through a rigid screening process. Before a change is made to remove a sub-adviser from a particular portfolio, many factors are considered including assessment if there have been any compliance or legal violations, whether there have been departures of any key investment professionals, significant organizational changes, and underperformance over several quarters. If removal is determined to be in the best course of action, an extensive search is conducted to identify possible candidates. If an affiliate is identified as providing the best possible option, before the final decision is made, with additional scrutiny provided when changing to an affiliate, the Investment Management Committee (the “Committee”), composed of the head of each business unit, meets to review the finding of the due diligence conducted by multiple groups including legal, compliance, and investment management. Based upon the Committee’s assessment of a variety of factors, including the compliance program, the performance of the strategy, and the competitive nature of the fees, approval is provided to move forward (or not) to present to the Funds’ Board. If approved, TAM provides the Funds’ Board, including a majority of the Board Members who are not interested persons of the Funds (“Independent Board Members”) with a detailed memorandum that outlines the sub-advisers capabilities, fee comparison between peers and performance comparisons. In addition, when a sub-adviser change is proposed to move to an affiliated sub-adviser, the relevant Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board’s minutes, that the change is in the best interests of the portfolio and the portfolio shareholders and does not involve a conflict of interest from which TAM or the affiliated sub-adviser derives an inappropriate advantage. Finally, under exemptive relief granted by the SEC (Release No. IC-23379, dated Aug. 5, 1998), TAM cannot enter into a sub-advisory agreement with an affiliated sub-adviser without the sub-advisory agreement, including the compensation to be paid under the agreement, being approved by the portfolio shareholders.

13.	Comment: Please revise disclosure to include the address of the principal underwriter if it differs from the address of the administrator and transfer agent.

Response: The Registrants believe the current disclosure is consistent with the requirements of Schedule of 14A and includes the principal underwriter’s address.

The Registrants acknowledges that, with respect to filings made by each Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1825 with any questions.

Very truly yours,

/s/ T. Gregory Reymann, II
T. Gregory Reymann, II
Vice President and Assistant General Counsel
Transamerica Asset Management, Inc.

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